Schwartz Investment Trust

VIA EDGAR

March 10, 2025

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Schwartz Investment Trust
Preliminary Proxy Statement
File No. 811-07148 and 33-51626

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Kim McManus of the Staff of the Securities and Exchange Commission on March 4, 2025 pertaining to the above referenced Preliminary Proxy Statement on Schedule 14A submitted by Schwartz Investment Trust (the “Trust”) on February 24, 2025 with respect to the Schwartz Value Focused Fund, Ave Maria Value Fund, Ave Maria Growth Fund, Ave Maria Rising Dividend Fund, Ave Maria World Equity Fund, Ave Maria Focused Fund and Ave Maria Bond Fund (collectively, the “Funds”). Where noted, changes, as applicable, have been made to the Proxy Statement. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:

In the third paragraph, “The New Advisory Agreements,” on page 3, please confirm that the only difference between the Present Advisory Agreements and the New Advisory Agreements is a change in the effective date and the termination date, or provide a description of the differences, even if those differences are not meaningful or material.

Response: We have revised the above referenced paragraph as follows:

The terms and conditions of the New Advisory Agreement for each Fund are substantially similar to each corresponding Present Advisory Agreement and principally differ with respect to a change in the effective date and the termination date. The New Advisory Agreements may also contain certain updates that management does not consider to be material, including updates to the name of a Fund, the name of the custodian, the address of the Adviser, the names and titles of the signers, and the removal of “Amended and Restated” from the name of the New Advisory Agreement. In addition, because the Present Advisory Agreements for certain Funds specifically include the terms of the Adviser’s agreement to limit their operating expenses, the New Advisory Agreements will reflect the current expense limitation arrangements. Because not all of the Present Advisory Agreements are substantially the same among the Funds, the number and substance of nonmaterial updates will differ among each New Advisory Agreement.

2.	Comment:

In the first paragraph, “Nature, Extent and Quality of Services,” on page 7, please supplement the discussion of the indirect (fallout) benefits to the Adviser for serving as investment adviser to the Funds by explaining what is meant by “fallout benefits” and by stating if the fallout benefits are expected to change under the New Advisory Agreements in accordance with Item 22(c)(11)(ii) of Schedule 14A.

Response: We have revised the language at the end of the above-referenced paragraph as follows:

The Independent Trustees also noted that the Adviser had discussed whether it experienced any indirect fall-out benefits (i.e., any advantages to the Adviser beyond the stated advisory fee, such as soft dollar arrangements and increased visibility from the Adviser’s relationship with the Funds) for serving as investment adviser to the Funds, and whether these benefits are expected to change under the New Advisory Agreements, and the Adviser indicated that it does not expect these benefits to change under the New Advisory Agreements. After taking into account all this information, the Independent Trustees concluded that the nature, extent, and quality of services to be provided by the Adviser to the Funds would be satisfactory.

3.	Comment:

Please make the proposals to be voted on by shareholders consistent among the Proxy Card and the Proxy Statement. The Proxy Statement contains two separate proposals, a proposal to approve the New Advisory Agreement, and a proposal to transact any business, not currently contemplated, that may properly come before the Meeting or any adjournment. The Proxy Card does not specifically ask shareholders to vote on the proposal to transact any business not currently contemplated or to adjourn the Meeting.

Response: The Proxy Card has been revised so that shareholders can vote on the proposal to adjourn the Meeting. The proposal to adjourn the Meeting that will appear in the Proxy Statement and the Proxy Card follows:

To Approve any Adjournments of the Meeting from Time to Time to Solicit Additional Proxies if There are Insufficient Votes at the Time of the Meeting to Constitute a Quorum or to Approve the First Proposal

Thank you for your comments. If you have any questions or additional comments on this filing, please contact me at 513-346-4181 or bsanten@ultimusfundsolutions.com.

Sincerely,

/s/ Betsy Santen

Betsy Santen
Senior Paralegal

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com